Exhibit 2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 22, 2010
12 noon

To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel on December 22, 2010 at 12 noon, Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

The agenda of the Shareholders Meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ending December 31, 2010, and authorization of our Board of Directors to approve, following the approval of our Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional one-year period;

4.	Approval of the reverse share split of our ordinary shares at a ratio not to exceed one-for-ten and of related amendments to the Company’s Memorandum and Articles of Association; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2009.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Only shareholders of record at the close of business on November 22, 2010 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof.

- i -

Except for proposal 4, which requires the affirmative vote of at least 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting, each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage.  However, the approval of proposal 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We expect to mail the Proxy Statement and the accompanying form of proxy to shareholders of record (as determined above) on or about November 23, 2010.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

We know of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement.  If any other business is properly brought before the Shareholders Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than December 2, 2010.

You are cordially invited to attend the Shareholders Meeting.  Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 12 noon, Israel time, on December 20, 2010 (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting.  If you are a record shareholder present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

By:	/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

November 16, 2010

- ii -

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881
Israel

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on December 22, 2010
12 noon

The annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held on December 22, 2010 at our offices, located at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 66881, Israel, at 12 noon, Israel time (the “Shareholders Meeting”).

SOLICITATION OF PROXIES

It is proposed that at the Shareholders Meeting, resolutions be adopted as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.
Reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ending December 31, 2010, and authorization of our Board of Directors to approve, following the approval of our Audit Committee,  the remuneration of the independent auditors in accordance with the volume and nature of their services;

3.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional one-year period;

4.	Approval of the reverse share split of our ordinary shares at a ratio not to exceed one-for-ten and of related amendments to the Company’s Memorandum and Articles of Association; and

5.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2009.

The proxy materials are being mailed to our shareholders as of November 22, 2010 (the “Record Date”), on or about November 23, 2010.

A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. Ran Fridrich, a member of our Board of Directors, a director nominee and our Chief Executive Officer, and Ms. Kalia Weintraub, our Chief Financial Officer, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors.  In accordance with our Second Amended and Restated Articles of Association (the “Articles of Association”), your proxy must be received by us by 12 noon, Israel time, on December 20, 2010 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting.

The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.  All expenses of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by timely submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after properly requesting that the proxy submitted be revoked.  Shareholders who are not registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must timely present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on November 22, 2010 are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof.  As of November 10, 2010, we had 99,500,714 issued and outstanding ordinary shares.  Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting.  Our Articles of Association do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum.  All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists.  If within half an hour from the time appointed for the Shareholders Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place.  The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

The votes of all shareholders voting on a proposal are counted.  Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares, by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares, as of November 10, 2010 (except as otherwise indicated below).  Each of our shareholders has identical voting rights with respect to each of its shares.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	40,168,422	38.7%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	35,930,980	36.1%
Zohar Zisapel (6)	5,359,708	5.4%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended.  For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 10, 2010 through the exercise of any option or warrant.  Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.  The amounts and percentages are based on a total of 99,500,714 ordinary shares outstanding as of November 10, 2010.

(2)
According to information provided by the holders, the 40,168,422 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 35,518,695 ordinary shares held by S. Nechama Investments (2008) Ltd. (“Nechama Investments”), an Israeli company, which constitute approximately 35.7% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 4,236,766 ordinary shares held directly by Mr. Nehama, which together constitute approximately 4.5% of the outstanding ordinary shares.  Mr. Nehama, who is our Chairman of the Board and a director nominee, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 38.7% of the outstanding ordinary shares.

(3)
According to information provided by the holder, Kanir Joint Investments (2005) Limited Partnership (“Kanir”), is an Israeli limited partnership.  Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir.  As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir.  Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors and director nominees, are the sole shareholders and directors of Kanir Ltd.  As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir.  Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.

(4)
In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of the Ellomay shares held by the parties and as to the disposition of certain of our shares held by the parties (the “2008 Shareholders Agreement”).  By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 71,449,675 ordinary shares, which constitute approximately 71.8% of the outstanding ordinary shares, and holds shared dispositive power with respect to 49,849,858 ordinary shares, which constitute 50.1% of the outstanding ordinary shares.  Accordingly, due to his private holdings of shares and warrants of the Company, Mr. Nehama may be deemed to beneficially own approximately 73.4% of the outstanding ordinary shares.  Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir.  Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments.  A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)
Bonstar, an Israeli company, currently holds warrants to purchase 846,905 ordinary shares, which constitute approximately 0.8% of the outstanding ordinary shares.  Bonstar is a limited partner in Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares.  Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them.  Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar.  Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 1,750,000 ordinary shares of the Company, which constitute approximately 1.8% of the outstanding ordinary shares.  By virtue of their control over Bonstar and the other company held by them, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 2,596,905 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 2.6% of the ordinary shares.  Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments.  The information provided in the foregoing paragraph is based information held by the Company and on public filings made by Bonstar and Messrs. Joseph Mor and Ishay Mor, the latest on November 17, 2010.

(6)
Based on an amendment to Schedule 13G filed by Mr. Zisapel, an Israeli citizen, on February 23, 2009 and on information provided to us by the shareholder in connection with the filing of our annual report for the year ended December 31, 2009.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF DIRECTORS

Background

At the Shareholders Meeting, the shareholders will elect directors to serve on our Board of Directors.  Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than eight members, as may be determined from time to time at a general meeting of our shareholders.  The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association.  In addition, our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Barry Ben-Zeev and Alon Lumbroso.  Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection.   Alon Lumbroso and Barry Ben-Zeev are external directors whose current service terms expire in November 2012 and December 2012, respectively.

General

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as members of our Board of Directors.  If any of the nominees are unable to serve, Ran Fridrich and Kalia Weintraub, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors.  All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

Pursuant to the requirements of Section 224B(a) of the Israeli Companies Law, 1999 (the “Companies Law”), each of the director nominees provided us with a “Declaration of Competence” prior to the publication  of the notice of annual meeting of shareholders.  Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama(1)	55	Chairman of the Board and Director
Ran Fridrich(1)	57	Director and Chief Executive Officer
Hemi Raphael	59	Director
Oded Akselrod(2)	64	Director
Anita Leviant	56	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Audit Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as President of the Israel-British Chamber of Commerce, Board member in the IBBC and a Co-Founder and Head of the Advisory Board of the Center for Arbitration and Dispute Resolutions Ltd.

Oded Akselrod has served as a director of Ellomay since February 2002.  Mr. Akselrod serves as a business advisor to corporations and investment funds in Israel.  Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi's CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor's degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University.  Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Geva Dor Investments Ltd. and Shalag Industries Ltd.

Information about our external directors (who are not standing for reelection at the Shareholders Meeting):

Alon Lumbroso has served as an external director of Ellomay since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

Barry Ben-Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben-Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben-Zeev served in various positions with Bank Hapoalim, one of the largest Israeli banks. During 2008, he served as the bank’s Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank’s Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben-Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. and Kali Equity Markets. Mr. Ben-Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University. Mr. Ben-Zeev qualifies as an external director according to the Companies Law.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to elect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card.  Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2010 and to authorize the Board of Directors to approve their fees, following the approval of the Audit Committee,  in accordance with the volume and nature of their services.  Kost Forer Gabbay & Kasierer have been our independent auditors since 1995.

The following table sets forth the fees paid by us and our subsidiaries to Ernst & Young during 2008 and 2009:

	2008	2009
	(in thousands of U.S. Dollars)
Audit Fees(1)	$79	$78
Audit-Related Fees	-	-
Tax Fees(2)	$177	$29
All Other Fees	-	-
Total	$256	$107

(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ending December 31, 2010, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

EXTENSION OF THE MANAGEMENT SERVICES AGREEMENT AMONG THE COMPANY,
 MEISAF BLUE & WHITE HOLDINGS LTD. AND KANIR JOINT INVESTMENTS (2005) LIMITED
 PARTNERSHIP FOR AN ADDITIONAL ONE-YEAR PERIOD

Background

Since March 31, 2008, Meisaf Blue & White Holdings Ltd. (“Meisaf”), an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board and a controlling shareholder, and Kanir (another controlling shareholder who currently has two representatives on our Board of Directors, Messrs. Hemi Raphael and Ran Fridrich, who also serves as our CEO) have been providing us management services, in accordance with the Management Services Agreement approved by our shareholders (the “Management Services Agreement”).  Pursuant to the Management Services Agreement, Meisaf and Kanir provide management services and advise and provide assistance to our management concerning our affairs and business. Their efforts are concentrated on identifying and evaluating suitable business opportunities and strategic alternatives.  These efforts have been, and are expected to continue to be, conducted and overseen by Messrs. Nehama, Fridrich and Raphael.  We provide Mr. Nehama, our Chairman of the Board, and Mr. Fridrich, our CEO, with office space and secretarial services.

In consideration of the performance of the management services and the service of their representatives as members of our Board of Directors, Meisaf and Kanir are paid, in equal parts, an aggregate annual fee in the amount of $250,000, on a quarterly basis.  Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company.  In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our Board of Directors, and have waived any additional fees or benefits in connection with the provision of CEO services by Mr. Ran Fridrich.

The original term of the Management Services Agreement was until March 31, 2010.  At the annual general meeting of our shareholders, held on December 30, 2009 (the “2009 Shareholders Meeting”), our shareholders approved a one-year extension to the term of the Management Services Agreement.  Therefore, the Management Services Agreement is currently in effect until the earlier of: (i) March 31, 2011, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

General

The Audit Committee and the Board of Directors have approved, and recommend that our shareholders approve, the extension of the Management Services Agreement until the earlier of: (i) March 31, 2012, or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors.

Required Vote

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Kanir, one of our shareholders, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to the holdings of Mr. Nehama, Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.  The Management Services Agreement may be deemed to be an “extraordinary transaction” in which such “controlling shareholders” have a “personal interest”, whether due to the fact that they are parties to the Management Services Agreement in the case of Kanir or due to the fact that they control a party to the Management Services Agreement in the case of Mr. Nehama.  Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the adoption of this proposal requires the approval of our Audit Committee, Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of our outstanding voting rights.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in our Company.  Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension of the Management Services Agreement between the Company, Meisaf and Kanir, as described in the Proxy Statement relating to the Shareholders Meeting.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF A REVERSE SHARE SPLIT OF OUR ORDINARY SHARES AT A RATIO NOT TO
 EXCEED ONE-FOR-TEN AND OF CORRESPONDING AMENDMENTS TO THE COMPANY’S
 MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

As a result of our failure to comply with the minimum stockholders’ equity requirement for continued listing, our ordinary shares were delisted from The NASDAQ Capital Market on May 19, 2005, and are currently quoted on the OTCQB, an electronic quotation service for securities traded over-the-counter (“OTC”) operated by Pink OTC Markets, Inc., under the symbol “EMYCF.pk.”  The OTCQB is a market tier for OTC traded companies that are registered and reporting with the U.S. Securities and Exchange Commission.  Following the consummation of the sale of our wide-format printing business to Hewlett-Packard Company, as of the date hereof we believe we meet the minimum stockholders’ equity initial listing requirement of certain markets, such as The NASDAQ Global Market, The NASDAQ Capital Market and the NYSE Amex Market.  However, we cannot at this time list our shares for trading on such markets due to various reasons, among which are the fact that our ordinary shares have traded at prices ranging between $0.51 and $0.72 in the period January 1, 2010 – November 10, 2010 and therefore we do not currently meet the $2 per share and $3 per share minimum price requirements for initial listing on the NYSE Amex, nor do we meet the $4 per share minimum bid price requirement for initial listing on The NASDAQ Stock Market.

Our Board of Directors believes that a reverse share split is the only effective way to increase our share price in order to comply with the minimum bid price initial listing requirements.  As the minimum bid price requirements vary among the different stock markets and as market conditions and regulatory requirements may change in the future, we ask that our shareholders approve a range of ratios for the reverse share split, not to exceed one-for-ten, rather than a pre-determined ratio, and provide our Board of Directors with the authority to determine the timing and the exact ratio for the reverse share split.  Our intention at this time is to initiate discussions with various stock markets in order to determine whether we meet such markets’ initial listing requirements and we expect that we will be required to implement a reverse share split as part of the process.

We cannot predict if and when our ordinary shares will be listed on the NYSE Amex Market or The NASDAQ Stock Market or any other market and we cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the per share minimum price as required to meet the initial listing requirements for such markets.  In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of such markets.

At our annual shareholders meeting held on December 30, 2008 (the “2008 Shareholders Meeting”), our shareholders approved a reverse share split at a ratio of one-for-ten and authorized our Board of Directors to determine the effective date of such reverse share split.  This resolution was ratified by our shareholders at the 2009 Shareholders Meeting.

General

As a period of one-year since such ratification at the 2009 Shareholders Meeting will almost have passed at the date of the Shareholders Meeting and the reverse share split has not occurred, and as we now ask that the reverse share split be approved at a ratio not to exceed one-for-ten, we ask that our shareholders approve the resolution set forth below.

The reverse share split, among other things, is expected to reduce the number of authorized but unissued ordinary shares, the number of issued and outstanding ordinary shares and the par value of such ordinary shares, all proportionately to the ratio of the reverse share split.  For example, in the event a one-for-ten reverse share split is approved by our Board of Directors, ten of our ordinary shares, NIS 1.00 nominal value each (the “Old Ordinary Shares”) will be replaced by one ordinary share, NIS 10.00 nominal value, and the number of our issued and outstanding shares is expected to be reduced from 99,500,714 to approximately 9,950,071 (the exact number will be determined based on the results of rounding off fractional shares).

For more information concerning the reverse share split, including possible risks and uncertainties, certain tax considerations, treatment of fractional shares and other technical aspects concerning the reverse share split, we refer you to the proxy statement published in connection with the 2008 Shareholders Meeting, as filed with the SEC on December 1, 2008 (on a Form 6-K).  The proxy statement also includes a review of principal effects (other than the effects on the number of issued and outstanding shares that is set forth in the foregoing paragraph) of the reverse share split in the event the ratio determined by our Board of Directors shall be one-for-ten.  In the event of a different ratio, the effects on the number of shares are expected to be proportionate to such ratio.  We note that following our application to the Israeli Tax Authority in order to obtain an advanced tax ruling as to the implications of the reverse share split, as set forth under the caption “Certain Israeli Tax Consequences,” in the proxy statement published in connection with the 2008 Shareholders Meeting, we received confirmation, subject to certain conditions and limitations, that the reverse share split will not be considered as a sale of the Old Ordinary Shares.  We cannot assure you that all conditions set forth in the confirmation will be met at the time the reverse share split is implemented.  We expect that our Board of Directors will take the conditions and limitations that are included in the ruling that was obtained into consideration when resolving if, when and at which ratio, to implement the reverse share split.

If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce such resolution, including the determined ratio and additional details regarding the reverse share split, such as the timing and the exchange of share certificates.

Required Vote

Pursuant to Section 24(1) of the Companies Law, the adoption of this proposal requires the affirmative vote of 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting (due to the fact that it requires the amendment of our Memorandum of Association).

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the reverse share split of the Company’s Ordinary Shares on the effective date and at a ratio, not to exceed one-for-ten, to be determined by the Company’s Board of Directors, at its sole discretion, whereby the number of the Company’s Ordinary Shares, NIS 1.00 nominal value per share, will be reduced (subject to the treatment of fractional shares)  in accordance with the ratio determined by the Board of Directors and the nominal value of the Ordinary Shares will be increased in accordance with such ratio.  To authorize that all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares and to authorize any issuance of Ordinary Shares required to comply with the aforementioned treatment of fractional shares.  Concurrently with the implementation of the reverse share split, it is hereby resolved to amend Article 4 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, to comply with the reverse share split effected.  To authorize the Company’s Board of Directors to determine the timing and the ratio, not to exceed one-for ten, of the reverse share split and also to determine not to implement the reverse share split, all based on the Company’s Board of Directors’ sole discretion and judgment of the Company’s best interests.”

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2009, will be presented for discussion at the Shareholders Meeting.

Our audited financial statements for the year ended December 31, 2009 are included in our 2009 Annual Report and Shell Company Report on Form 20-F, which was filed with the SEC on March 10, 2010, as amended by Amendment No. 1 to such report, which was filed with the SEC on November 12, 2010.  The 2009 Annual Report and the aforementioned Amendment are also available on our website at http://www.ellomay.com.  You may also read and copy these reports at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our reports to the SEC are also available to the public at the SEC’s website at http://www.sec.gov.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law.  Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other business is properly brought before the Shareholders Meeting, it is intended that Ran Fridrich and Kalia Weintraub, the persons named as proxies, or either one of them, will vote the shares in accordance with his or her respective discretionary authority and best judgment.

By Order of the Board of Directors,

By:	/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

Tel Aviv, Israel
November 2010